EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Year Ended December 31,					Ended	Ended
	2004	2005	2006	2007	2008	9/30/2009	9/30/2009
EARNINGS
Income Before Income Taxes	$238,226	$202,021	$282,865	$195,613	$166,801	$191,855	$193,172
Fixed Charges (as below)	110,735	118,365	151,874	178,067	225,573	238,738	163,312
Total Earnings	$348,961	$320,386	$434,739	$373,680	$392,374	$430,593	$356,484

FIXED CHARGES
Interest Expense	$99,135	$106,301	$129,106	$165,405	$209,733	$224,233	$153,144
Credit for Allowance for Borrowed Funds Used During Construction	8,100	8,764	17,668	6,962	9,040	7,705	5,068
Estimated Interest Element in Lease Rentals	3,500	3,300	5,100	5,700	6,800	6,800	5,100
Total Fixed Charges	$110,735	$118,365	$151,874	$178,067	$225,573	$238,738	$163,312

Ratio of Earnings to Fixed Charges	3.15	2.70	2.86	2.09	1.73	1.80	2.18